SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0001-07
Corporate Registry ID (NIRE) No. 35.300.157.770

Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on November 7, 2005, drawn up as summary.

1.	Date, Time and Venue: On November 7, 2005, at 10 a.m., at the Company’s headquarters, located in the city of São Paulo, state of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.

Attendance: Messrs. Victório Carlos De Marchi and John Franklin Brock III, Co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Presiding Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: The following was resolved by unanimous vote and without any proviso by the attending Board members:

(a)

To approve, pursuant to Article 25, “u”, of the Company’s Bylaws, Article 30, paragraph 1, “b”, of Law 6,404/76, and CVM Instruction 10/80 and further amendments, a buyback program, for the next 365 days, for the shares issued by the Company to be held in treasury, up to the limit of 1,559,557,710 preferred shares, which correspond to 8.41% of the Company’s outstanding preferred shares. We point out that there are currently 18,552,474,874 outstanding preferred shares issued by the Company. The purchase shall occur at debit of the capital reserve account included in the balance sheet as of June 30, 2005, at the maximum amount of two hundred million reais (R$200,000,000.00), in compliance with the provisions of Articles 7 and 12 of CVM Instruction No. 10/80. The financial institutions to act as mediators of such operations are: (i) Deutsche Bank – Corretora de Valores S.A., located in the city of São Paulo, state of São Paulo, at Rua Alexandre Dumas, 2.200, 1º andar, CEP: 04717-910; (ii) Santander Brasil S.A. CCVM, located in the city of São Paulo, state of São Paulo, at Rua Amador Bueno, 474, Bloco C, 3º andar; (iii) Bradesco S.A. CTVM, located in the city of São Paulo, state of São Paulo, at Av. Ipiranga, 282, 11º andar; (iv) Itaú Corretora de Valores S.A., located in the city of São Paulo, state of São Paulo, at Av. Engenheiro Armando de Arruda Pereira, 707, 15º andar; (v) Fator S.A. Corretora de Valores, located in the city of São Paulo, state of São Paulo, at Rua Renato Paes de Barros, 1017, 11º andar; (vi) Ágora Senior Corretora de Títulos e Valores Mobiliários S.A, located in the city of Rio de Janeiro, state of Rio de Janeiro, at Praia de Botafogo, 300, 6º andar – Botafogo, CEP 22250-040; (vii) Merrill Lynch S.A. CTVM, located in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Faria Lima, 3400, 18º andar, CEP 04538-132.

(b)

To authorize, as an alternative form for the acquisition of shares, a negotiation, based on a study prepared by the Company’s Board of Officers, by means of the purchase of calls and the placement of puts relating to shares issued by the Company, according to CVM Instruction No. 390/03. Negotiations may take place within the next one hundred and eighty (180) days, under the following conditions:

1. Up to the limit of 1,559,557,710 preferred shares, corresponding to 8.41% of the outstanding preferred shares. The number of outstanding shares issued by the Company is described in item “a” above.

2. The number of options held or placed, multiplied by the respective strike price and the added price of shares issued by the Company, purchased pursuant to item “a” above shall not exceed, altogether, the amount destined for the acquisition of shares issued thereby provided for by the previous item “a”.

3. The share options placed or negotiated shall have a maximum maturity of 365 days as from the date of each transaction.

4. The placed options strike prices and settlement conditions shall be resolved by the Board of Directors on a regular basis, based on the maturity of each class and financial models applicable in such cases.

5. Premiums paid or received in transactions related to the options placement or negotiation shall be allocated to the company’s reserves, pursuant to Article 5 of CVM Instruction No. 390/03.

6.  The shares issued by the Company exceeding 10% of each class of outstanding shares shall not be held in treasury, pursuant to Article 3 of CVM Instruction No. 10/80, amended by CVM Instruction No. 268/97, and Article 3, I of CVM Instruction No. 390/03.

7. The financial institutions acting as mediators of this operation referred to by this resolution shall be those described in item “a” above.

8. The conduction of other operations related to shares or options referred to by the Company’s shares is herein authorized, with the purpose of protecting open option positions or to reverse them.

9. Other restrictions provided for in Article 3 of CVM Instruction No. 390/03 shall be applied.

We inform that currently there are no outstading call and/or put option relating to shares issued by the Company.

The Board declares that there is no material fact which have not been disclosed by the Company and instructs the Board of Officers to suspend operations if any material fact is verified, until the referred disclosure is made effective.

5.

Closure:With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all the members of the Company’s Board of Directors, were duly executed. Signatures – Messrs. Victório Carlos De Marchi, and John Franklin Brock III, Co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck. Secretary: Pedro de Abreu Mariani.

São Paulo, November 7, 2005.

/s/ Pedro de Abreu Mariani

Pedro de Abreu Mariani
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations